Robert F. Mangano	June 14, 2011
President & Chief Executive Officer
John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:	1st Constitution Bancorp
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 23, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 16, 2011
File No. 000-32891

Dear Mr. Nolan:

We are in receipt of, and have reviewed, your comment letter addressed to Mr. Robert F. Mangano, President and Chief Executive Officer of 1st Constitution Bancorp (the “Company”), dated May 20, 2011 (the “Comment Letter”), in connection with the Company’s Form 10-K for the year ended December 31, 2010 filed with the Securities and Exchange Commission (the “Commission”) on March 23, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the period ended March 31, 2011, filed with the Commission on May 16, 2011 (the “Form 10-Q”).

We are hereby providing to the Commission staff (the “Staff”) the Company’s responses to the Comment Letter.

Each numbered item below corresponds to the numbered request in the Comment Letter.  This letter was filed by EDGAR on June 14, 2011.

P.O. Box 634    ●    2650 Route 130    ●    Cranbury, New Jersey 08512    ●    609/655-4500

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

Form 10-K for the Fiscal Year Ended December 31, 2010

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Loans, page 33

1.           Comment:  We note your disclosures regarding your Mortgage Warehouse Unit on page 34 in addition to the fact that mortgage warehouse lines totaled $169.6 million as of December 31, 2010, or 41% of your loan portfolio.  We also note that none of these loans are considered delinquent, non-performing or impaired and that you have a general allowance for loan losses of $763 thousand representing an allowance as a percentage of your warehouse lines of 0.45%.  As a result of the significance of this portfolio concentration and minimal related allowance for loan losses, please consider revising your future filings to also disclose the following asset quality measures excluding your mortgage warehouse lines:

•	Non-accrual loans to total loans;

•	Non-performing loans to total loans;

•	Non-performing assets to total assets;

•	Non-accrual loans and 90+ days delinquent to total assets; and

•	Allowance to total loans

Response:  The Company acknowledges the Staff's comment and confirms that it will disclose in applicable future filings the asset quality measures described in the comment as long as this loan portfolio concentration remains significant to the Company.

2.           Comment:  As a related matter and due to your concentration in mortgage warehouse lines, please revise your future filings to provide a risk factor related to these types of loans, including but not limited to your significant concentration and the risks inherent with this type of lending.  Additionally, please revise your future filings to disclose your origination policies and procedures related to these loans.  Provide us with your proposed disclosures.

Response:  The Company confirms that it will include disclosure regarding the Company’s origination policies and procedures with respect to the mortgage warehouse portfolio and add a risk factor related to these types of loans in applicable future filings.  The disclosure will appear substantially as follows:

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

The Bank’s Mortgage Warehouse Funding Group offers a revolving line of credit that is available to licensed mortgage banking companies (the “Warehouse Line of Credit”). The Warehouse Line of Credit is used by a mortgage banker to fund one-to-four family residential mortgage loans that are originated by the mortgage banker and as to which there is an existing commitment to purchase from a participant in the secondary market prior to the closing of the residential mortgage loan. The secondary mortgage market includes state and national banks, national mortgage banking firms, insurance companies and government-sponsored enterprises, including the Federal National Mortgage Association, the Federal Home Loan Mortgage Corporation and others.  On average, an advance under the Warehouse Line of Credit  relative to a residential mortgage loan remains outstanding for a period of less than 30 days, with repayment coming directly from the sale into the secondary mortgage market of the residential mortgage loan after the closing of such loan.  Interest (the spread between our borrowing cost and the rate charged to the client) and a transaction fee are collected by the Bank at the time of repayment.  Additionally, customers of the Warehouse Line of Credit are required to maintain deposit relationships with the Bank that, on average, represent 10% to 15% of the loan balances.

The related risk factor will appear substantially as follows:

Our mortgage warehouse lending business represents a significant portion of the Company’s overall lending and is subject to numerous risks.

The Company’s primary lending emphasis is the origination of commercial and commercial real estate loans and mortgage warehouse lines of credit. Based on the composition of our loan portfolio, the inherent primary risks are deteriorating credit quality, a decline in the economy, and a decline in New Jersey real estate market values. Any one, or a combination, of these events may adversely affect the loan portfolio and may result in increased delinquencies, loan losses and increased future provision levels.

A significant portion of the Company’s loan portfolio consists of the mortgage warehouse lines of credit.  Risks associated with these loans include, without limitation, credit risks relating to the mortgage banker, the risk of intentional misrepresentation or fraud by the mortgage banker, changes in the market value of mortgage loans due to changes in interest rates during the time in warehouse, or unsalable or impaired mortgage loans, which could lead to decreased collateral value and the failure of a purchaser of the mortgage loan to purchase the loan from the mortgage lender.

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

The impact of interest rates on our mortgage warehouse business can be significant. Changes in interest rates can impact the number of residential mortgages originated and thus the Company’s mortgage warehouse related revenues. A decline in mortgage rates generally increases the demand for mortgage loans. Conversely, in a constant or increasing rate environment, we would expect fewer loans to be originated. Although the Company uses models to assess the impact of interest rates on mortgage related revenues, the estimates of net income produced by these models are dependent on estimates and assumptions of future loan demand, prepayment speeds and other factors which may overstate or understate actual subsequent experience.  Further, the concentration of our loan portfolio on loans originated through our mortgage warehouse business increases the risk associated with our loan portfolio because of the concentration of loans in a single line of business, namely one-to-four family residential mortgage lending, and in a particular segment of that business, namely mortgage warehouse lending.

Note 2.  Investment Securities, page F-16

3.             Comment: We note your disclosure herein and on page 33 related to your review of for other-than-temporary impairment for your pooled trust preferred debt security classified as held to maturity.  Noting the severe unrelated loss position of this security in addition to the $501 thousand at December 31, 2010 representing other-than-temporary impairment recognized in accumulated other comprehensive loss, please provide us a detailed description of the other-than-temporary impairment analysis you performed on this security as of March 31, 2011.  Please identify all of the evidence you considered, explain the relative significance of each piece of evidence, and identify the primary evidence on which you relied to support a realizable value equal to or greater than the carrying value of the investment.

Response:   At March 31, 2011, the primary factor used to assess the pooled trust preferred security for other-than-temporary impairment was the discounted present value of projected cash flow.  The present value of cash flow was developed using an EITF 99-20 model that considered performing collateral ratios, the level of subordination to senior tranches of the security, credit ratings of and projected credit defaults in the underlying collateral.  Based on the cash flow analysis, we determined that there was no additional OTTI at March 31, 2011.

In addition, at March 31, 2011, management concluded that it does not intend to sell the pooled trust preferred security nor is it more likely than not it will be required to sell this security before its market price recovers at maturity, which may be maturity, and management expects to recover the entire amortized cost basis of this security.

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

4.           Comment:  As a related matter, we also note on page F-20 that for this security the primary factor used to determine the credit portion of the impairment was the discounted present value of projected cash flows.  Specifically address the following related to the assumptions used in your calculation of the present value of cash flows expected to be collected:

•	Discount rate: tell us and disclose in future filings how you determine the discount rate to use in your calculation.

•	Deferrals and defaults:

a.	Please tell us in detail how you develop your estimate of future deferrals and defaults.

b.	Tell us how you consider the specific credit characteristics of the collateral underlying this security in developing your estimate of future deferrals and defaults.

c.	Tell us and disclose in future filings if you treat actual deferrals the same as defaults.

d.
Tell us and disclose in future filings your recover rate assumption and how you determine it.  Specify if you have different recovery rates for actual defaults as compared to actual or estimated future deferrals and if you have different recovery rates for each security.

•	Prepayment rate:

a.	Based on the terms of your security, explain to us how prepayments can occur (e.g. call dates, auction dates, etc.).

b.	Tell us and disclose in future filings your prepayment assumption and how you determine it.

c.	If your prepayment assumption changed during the year, tell us why and detail the key information on which you rely to support your change.

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

Response:  The Company will provide in applicable future filings the discount rate used in its calculation of discounted projected cash flow and how we determine it.  The discounted present value of projected cash flows analysis for the Company’s pooled trust preferred security is provided each quarter by FTN Financial Corp (“FTN”).  Key information concerning the assumptions used in preparing the analysis is as follows:

•              Discount rate:

EITF 99-20 prescribes using a discount rate “equal to the current yield used to accrete the beneficial interest.”  We calculate this discount rate using the pool’s original discount margin calculated as of the purchase date based on the purchase price.  This original discount margin is then added to the appropriate forward 3-month LIBOR rate to determine the discount rate.  The calculated discount rate for the quarter ended March 31, 2011 is 5.027%.

•              Deferrals and defaults:

a.
FTN Financial provides each quarter discounted present value of projected cash flow analytics under nine different scenarios.  For example, the Scenario 1 cash flows are projected with 75 basis points of annual defaults with a 15% recovery after a two-year lag.  FTN’s rationale for these metrics follows:

•	The FDIC lists the number of bank failures each year from 1934-2008. Comparing failures to the number of FDIC institutions produces an annual average default rate of 36 basis points.

•	AM Best published “Best’s Impairment Rate and Rating Transitions Study 1977-2006” in 2007 that states the average annual impairment rate for all insurers is 72 basis points.

•	On 11/21/08, Standard & Poor’s published “Global Methodology for Rating Trust Preferred/Hybrid Securities Revised”. This analysis uses a recovery of assumption of 15%.

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

The cash flow analysis utilized by the Company projects 1% prepayments annually with 100% at maturity.  It also doubles the historical long-term bank default rate and combines the result with the historical long-term insurance impairment rate (or 2 x 36 basis points + 1 x 72 basis points) or 150 basis points applied annually with a 0% recovery, causing this to be highly conservative from an investor’s perspective.

b.
To assist clients in assessing the credit risk of individual issuers, FTN Financial provides issuer lists on its website that highlight various credit metrics.  FTN also provides various analytical tools to evaluate the structural credit support.  The issuer lists identify all of the depository, REIT, and insurance issuers in each pool and include a number of different credit metrics such as financial ratios and whether the issuer has received TARP preferred stock from the U.S. Treasury.  They also indicate the credit rating/score of the issuer. While everything on the spreadsheet is potentially important, the following items provide a high level summary of the credit and risk of each issuer:

•	Credit Rating;

•	Texas ratio (a measure of non-performing assets to capital); and

•	Tangible common equity to tangible assets;

c.
The Company’s calculation of the present value of cash flows treats deferrals as having a 15% recovery rate and defaults as having a zero percent recovery rate.  The Company will disclose in future applicable filings how the Company treats actual deferrals and defaults.

d.
The Company will disclose in applicable future filings its recovery rate assumption and how it is determined.  As discussed in section (a) of this response to Comment 4, the Company assumes a recovery rate of 15% for our sole pooled trust preferred debt security.  This 15% recovery rate was derived from Standard & Poor’s published “Global Methodology for Rating Trust Preferred / Hybrid Securities Revised” published November 21, 2008.  We assume a 15% recovery of the principal amount on existing deferrals and future deferrals in two years from the date of initial deferral; if the initial two-year period has elapsed, the recovery is assumed to occur at the end of the five-year deferral period (i.e., the recovery is extended another three years).

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

•              Prepayment rate:

a., b. and c.    The Company’s calculation includes a prepayment factor of 1% per year.  Prepayments were common in 2006 and 2007, when issuers were generally better able to refinance into lower cost borrowings.  That was a much different environment than today and most parties expect prepayments to be very low absent a change in credit conditions.  FTN compiles a list of all prepayments in its pooled trust preferred securities showing the name of the issuer, the amount of the prepayment and the quarter in which the prepayment occurred.  This document is updated quarterly and reviewed by management of the Company to determine whether (a) the 1% assumption remains reasonable for use in the cash flows projection or (b) a change is appropriate based on the updated information.

5.             Comment:  Considering the significant judgment required to determine if a security is other than temporarily impaired and the focus users of financial statements have placed on this area, we believe comprehensive and detailed disclosure is required to meet the disclosure requirements in ASC 310-20-50 and Item 303 of Regulation S-K for your material loss exposure. Therefore, and noting the disclosures provided in the table on page F-20, for your pooled trust preferred security, please revise future filings to disclose the following additional information as of the most recent period end: number of banks currently performing, actual deferrals and defaults as a percentage of the original collateral, expected deferrals and defaults as a percentage of the remaining performing collateral and excess subordination as a percentage of the remaining performing collateral.  Additionally, please clearly disclose how you calculate excess subordination and discuss what the excess subordination percentage signifies, including relating it to other column descriptions, to allow an investor to understand why this information is relevant and meaningful.  Please also provide us with your proposed disclosures as of March 31, 2011.

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

Response:   The Company confirms that it will provide the requested disclosure in applicable future filings.  If the disclosure had been included in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2011, such disclosure as of March 31, 2011 would have been as follows:

The Company regularly reviews the composition of the investment securities portfolio, taking into account market risks, the current and expected interest rate environment, liquidity needs, and its overall interest rate risk profile and strategic goals.

On a quarterly basis, management evaluates each security in the portfolio with an individual unrealized loss to determine if that loss represents other-than-temporary impairment. During the fourth quarter of 2009, management determined that it was necessary, following other-than-temporary impairment requirements, to write down the cost basis of the Company’s only pooled trust preferred security.  The trust preferred security, which is held in our held to maturity portfolio, was issued by a two issuer pool (Preferred Term Securities XXV, Ltd. co-issued by Keefe, Bruyette and Woods, Inc. and First Tennessee (“PreTSL XXV”)), consisting primarily of financial institution holding companies.  The primary factor used to determine the credit portion of the impairment loss to be recognized in the income statement for this security was the discounted present value of projected cash flow where that present value of cash flow was less than the amortized cost basis of the security.  The present value of cash flow was developed using an EITF 99-20 model that considered performing collateral ratios, the level of subordination to senior tranches of the security, credit ratings of and projected credit defaults in the underlying collateral.

During the fourth quarter of 2009, the Company recognized an other-than-temporary impairment charge of $864,727 on this held to maturity security, of which $363,783 was determined to be a credit loss and charged to operations and $500,944 was determined to be non-credit related and recognized in the other comprehensive loss component of shareholders’ equity.

The following table sets forth information with respect to this security at March 31, 2011:

									Excess Subordination (2)
Security	Class	Carrying Value	Fair Value	Unrealized Gain (Loss)	Percent of Underlying Collateral Performing	Percent of Underlying Collateral In Deferral (1)	Percent of Underlying Collateral In Default (1)	Moody's /S&P Ratings	Amount	% of Current Performing Collateral
PreTSL XXV	B-1	$141,534	$2,613	($138,921)	62.8%	22.4%	14.8%	Caa2/ NR	$47,000,000	9.0%

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

Notes to table above:

(1)
This ratio represents the amount of specific deferrals / defaults that have occurred, plus those that are known or projected for the following quarters to the total amount of original collateral. Fewer deferrals/defaults produce a lower ratio.

(2)
“Excess subordination” amount is the additional defaults/deferrals necessary in the next reporting period to deplete the entire credit enhancement (excess interest and over-collateralization) beneath our tranche within each pool to the point that would cause a “break in yield”. This amount assumes that all currently performing collateral continues to perform. A break in yield means that our security would not be expected to receive all the contractual cash flows (principal and interest) by maturity. The “percent of underlying collateral performing” is the ratio of the “excess subordination amount” to current performing collateral - a higher percent means there is more excess subordination to absorb additional defaults/deferrals, and thus the better our security is protected from loss.

There were 48 currently performing issuers and 25 nonperforming issuers (19 deferred and 6 default) in PreTSL XXV at March 31, 2011.

The original cost of PreTSL XXV at March 31, 2011 and December 31, 2010 was $997,781.  In reviewing our investment in PreTSL XXV at March 31, 2011, we have assumed average deferrals and defaults of 1.50% per year through the remaining term of the security (through June 2027).  Based on management’s evaluation of this security at March 31, 2011, and because the Company does not intend, nor is it more likely than not it would be required, to sell this security before a market price recovery or maturity, there was no additional other-than-temporary impairment recorded at March 31, 2011.

A number of factors or combinations of factors could cause management to conclude in one or more future reporting periods that an unrealized loss that exists with respect to PreTSL XXV constitutes an additional credit impairment.  These factors include, but are not limited to, failure to make interest payments, an increase in the severity of the unrealized loss, an increase in the continuous duration of the unrealized loss without an impairment in value or changes in market conditions and/or industry or issuer specific factors that would render management unable to forecast a full recovery in value.  In addition, the fair value of trust preferred securities could decline if the overall economy and the financial condition of the issuers continue to deteriorate and there remains limited liquidity for these securities.

All other unrealized securities losses are deemed temporary at March 31, 2011.

John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporate Finance
June 14, 2011

* * * * *

We trust that you will find the foregoing responsive to your comments.  We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the event that you have any questions or comments, please feel free to contact me at (609) 655-4500.  Thank you.

Very truly yours,

Robert F. Mangano
President

cc:	Day Pitney LLP ParenteBeard LLC